Perpetual Industries Inc.

January 8, 2014

Mr. Jay Mumford

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Perpetual Industries Inc.

Request for Acceleration

File No. 333-187134

Dear Mr. Mumford:

We hereby request acceleration of the effectiveness of the above registration statement to Friday, January 10, 2014, at 12 o’clock noon, or such later time or date as is practical.

We hereby acknowledge that:

•

Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Brent Bedford

Brent Bedford, President

Perpetual Industries Inc.